September 30, 2005

VIA EDGAR SYSTEM

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Amendment No. 8 to Accentia Biopharmaceuticals, Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Accentia Biopharmaceuticals, Inc., a Florida corporation (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 8 to the above-referenced Registration Statement, with exhibits, relating to the sale of shares of the Company’s common stock, $0.001 par value.

In connection with our initial filing on February 11, 2005, the Company previously made a wire transfer of $10,152 in payment of the prescribed registration fee to the United States Treasury Designated Lockbox Depository of Mellon Bank in Pittsburgh, Pennsylvania. Such fee was calculated in accordance with the requirements of Rule 457(o) under the Securities Act.

Should any questions arise in connection with this filing, please contact the undersigned at (813) 225-4122.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely

Enclosure(s)

cc:	Accentia Biopharmaceuticals, Inc. Samuel S. Duffey (via U.S. mail) Foley & Lardner LLP Martin Traber (via interoffice mail)